January 12, 2026

VIA EDGAR CORRESPONDENCE

Ms. Megan Miller

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Fenimore Asset Management Trust

File Nos. 811-4750 and 33-7190

Dear Ms. Miller:

On behalf of Fenimore Asset Management Trust (the “Trust”) and its three separate investment series, FAM Value Fund, FAM Dividend Focus Fund and FAM Small Cap Fund (the “Funds”), I wish to respond to the comments that you provided to Patrick Turley and me over the telephone on December 23, 2025, with respect to your review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the content of various of the Trust’s financial statement filings made on behalf of the Funds on Form N-CSR for the fiscal year ended December 31, 2024 (the “Report”) and other filings made by the Funds. The proposed responses on behalf of the Trust to the comments of the staff of the Securities and Exchange Commission (“SEC”) that you provided are set forth below.

Comment 1: The titles of the individuals signing the Report do not specifically include Principal Financial Officer and Principal Executive Officer titles. Please confirm that the individuals signing have those titles and, going forward, include such titles in Form N-CSR filings.

Response 1: The Trust confirms that the individuals who signed the Report are the Trust’s Principal Financial Officer and Principal Executive Officer and confirms that such titles will be included in future Form N-CSR filings.

Comment 2: In response to Item 4(e)(2) in the Report, the Trust responded “100 percent of any fees for services described in each of paragraphs (b) through (d) of this item were approved by the audit committee . . . .” The SEC staff notes that Item 4(e)(2) relates to when pre-approval has been waived. Please address this item accordingly going forward.

Response 2: The Trust notes that the Funds received the Audit Committee’s approval for all audit-related fees and tax fees. The Trust undertakes to update its disclosure to reflect 0% for this item in future Form N-CSR filings.

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Ms. Megan Miller

Division of Investment Management

January 12, 2026

Comment 3: According to the Notes to the Financial Statements in the Report, the FAM Value Fund has certain commitments and contingencies, but the Statement of Assets and Liabilities does not have disclosure either by amount or by line item that references the Notes to the Financial Statements. Please include the required disclosures in future Financial Statements in accordance with Reg S-X 6-04.15.

Response 3: The Trust confirms that (1) it undertakes to clarify in the Notes to Financials in future Form N-CSR filings that no contingencies are currently outstanding, and (2) to the extent a Fund has commitments and/or contingencies, the relevant Statement of Assets and Liabilities in future Form N-CSR filings will have disclosure by amount or by line item that references the Notes to Financial Statements.

Comment 4: In the Trust’s prospectus, the net expenses appear to be greater than the gross expenses in the Fee Table for FAM Value Fund. When a fund pays back any previously waived expenses, the SEC staff believes that the recaptured fees should be presented on a separate line item or included with Other Expenses and reflected in gross expenses, because the recoupment of previously waived fees is an expense of the fund. Please explain how the FAM Value Fund is in compliance with this requirement and evaluate if any update to the Fee Table is necessary. Please refer to ADI 2019-09 and the Dear CFO Letter dated 1995-09.

Response 4: The Trust believes its existing Fee Table recoupment format is reasonable and appropriate for the reasons described below. However, in response to the SEC staff’s comment, when the Trust next files an amendment to its registration statement, and in filings thereafter, to the extent there are disclosable recoupment payments, the Trust will present them in the Fee Table as a component of “Other Expenses.”

The Trust carefully considered alternatives to its intended course of action, including retaining its existing approach in future filings and updating the Fee Table more immediately in a supplement filed in advance of the next scheduled annual update. Because the Trust believes the existing format is straightforward and easy to understand and promotes effective communication to investors about the impact of the recoupment payments to the Fund’s expense ratio, the Trust currently does not expect to make the formatting change in advance of its next annual update.

The Trust selected the FAM Value Fund’s Fee Table recoupment placement and description with the objective of providing clear and conspicuous disclosure to investors about the impact of the recoupment payments to the Fund’s expense ratio and continues to believe the existing format accomplishes that objective. For this reason, as well as the additional reasons summarized below, the Trust believes the existing format is reasonable and appropriate.

While the Trust acknowledges the SEC staff position that “net” figures should reflect deductions from corresponding “gross” figures, the Trust believes that the existing format leads investors to reach the same conclusion about the costs of investing in the Fund as the format requested by the SEC staff.

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Ms. Megan Miller

Division of Investment Management

January 12, 2026

The Trust believes Fund shareholders reasonably can be expected to look to that same Fee Table location to understand the impact of any waiver/reimbursement adjustments, whether the adjustment is up or down.

The Trust believes the existing format is intuitive, and therefore understandable to investors, as the recoupment payment represents an adjustment to the typical components of “Total Annual Fund Operating Expenses.”

The Trust observes that investors are accustomed to looking to the last line item in a mutual fund prospectus fee table to understand the effective expense ratio they are expected to experience, and the Trust’s selected presentation format serves that purpose as the final line item in the Fee Table shows that ratio.

In addition, the Trust considered related accounting guidance in selecting the existing format. FASB within ASC 946 “Financial Services – Investment Companies” provides guidance in relation to both fee waivers and recoupment of prior waived fees. Specifically, ASC 946-20-05-8 states that some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. However, ASC 946 does not specify where recoupment amounts should be presented on the statement of operations unlike the specific guidance provided for fee waivers in ASC 946-20-50-7. ASC 946-20-50-7 states that fee waivers shall be disclosed on the face of the statement of operations as a reduction of total expenses.

As a result, the Trust believes that it is reasonable to present recoupment amounts in the same area as the fee waivers on the statement of operations. Since recoupment amounts are directly related to fee waiver agreements and their terms for recoupment, it is reasonable to believe that a shareholder would view the nature of these items to be disclosed in the same area on the statement of operations.

The Trust acknowledges that Form N-1A does not expressly provide that recoupment payments should be presented using the Trust’s existing format and that Instruction 3(e) to Item 3 expressly permits the addition of two additional net adjustment lines below the “Total Annual Fund Operating Expenses” line item – the format selected by the Trust for presenting the recoupment payments – if there is a waiver or reimbursement agreement that will reduce the total expenses and that will be in place for at least one year from the effective date of the registration statement. To permit this presentation for downward adjustments does not necessarily preclude this presentation for upward adjustments. The Trust understood this instruction to limit the ability of a fund that is operating above an expense cap to adjust the “Total Annual Fund Operating Expenses” line item down to circumstances when the cap is reasonably expected to remain in place at the disclosed level for sufficiently long to be consistent with inferences that an investor would draw from the presentation. It is not necessary to infer from this instruction that a registrant must not present an analogous upward adjustment – that is, a recoupment payment – in a comparable format, provided, in accordance with plain English principles, the format is straightforward and easy to understand,

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Ms. Megan Miller

Division of Investment Management

January 12, 2026

and promotes effective communication to investors. The Trust respectfully asserts that its existing Fee Table recoupment format meets this standard.

Comment 5: Note 1 to the Semi-Annual Financial Statements filed on Form N-CSRS for the period ended June 30, 2025, indicates that the Trust has adopted ASC 2023-07 Segment Report and the Funds’ investment adviser is deemed to act as the chief operation office decision maker (“CODM”). Please explain how all personnel are a “group” for purposes of determination of the CODM. Please cite applicable GAAP in your response. If the CODM was incorrectly identified, please update.

Response 5: In future filings the Trust will identify a more specific group, or an individual, as the CODM.

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I trust that the foregoing is responsive to your comments.

Please do not hesitate to contact the undersigned by telephone at (202) 261 3304 or via e-mail at stephen.cohen@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Stephen Cohen

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